OPINION AND CONSENT OF COUNSEL

April 30, 2021

Nassau Life Insurance Company

One American Row

P.O. Box 5056

Hartford, CT 06102-5056

Dear Sir/Madam:

This letter concerns the post-effective amendment to the registration statement to be filed on or about April 30, 2021 by Nassau Life Insurance Company (the “Company”) and Nassau Life Variable Accumulation Account (the “Separate Account”) with the Securities and Exchange Commission, file number 002-78020 (the “Post-Effective Amendment”), covering variable annuities referred to as Big Edge, Big Edge Plus, Group Strategic Edge, Big Edge Choice for New York, Templeton Investment Plus, Phoenix Edge for New York, Spectrum Edge, and Spectrum Edge+ (the “Contracts”). I have reviewed those Contracts, the Post-Effective Amendment filed contemporaneously herewith, the Charter and By-Laws of Nassau Life Insurance Company effective as of the date hereof, relevant proceedings of the Board of Directors thereof, and the provisions of New York insurance law effective as of the date hereof as I have deemed to be relevant to the issuance of the Contracts, and I have examined such documents and such laws as I considered necessary and appropriate.

Based upon the foregoing, I am of the opinion that each of the Contracts, when issued, will have been validly issued, and will, subject to governing law and judicial interpretations thereof, constitute a legal and binding obligation of Nassau Life Insurance Company.

I further consent to the use of this opinion as an exhibit to the Post-Effective Amendment and being named as an expert under “Experts” therein.

Regards,

/s/ Kostas Cheliotis
Kostas Cheliotis
Vice President, General Counsel and Secretary
Nassau Life Insurance Company